Exhibit 99.3

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Six Months Ended June 30, 2023 and 2022

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	June 30, 2023 (Unaudited)		December 31, 2022 (Audited)		June 30, 2022 (Unaudited)
ASSETS	Amount	%	Amount	%	Amount	%
CURRENT ASSETS
Cash and cash equivalents	$49,754	9	$50,193	10	$54,262	10
Financial assets at fair value through profit or loss	4	—	4	—	—	—
Hedging financial assets	10	—	13	—	—	—
Contract assets	6,710	1	6,056	1	5,762	1
Trade notes and accounts receivable, net	21,996	4	24,672	5	22,313	4
Receivables from related parties	101	—	75	—	74	—
Inventories	10,773	2	11,316	2	11,074	2
Prepayments	5,402	2	2,398	—	5,274	1
Other current monetary assets	18,634	3	3,619	1	7,188	2
Other current assets	3,682	1	3,555	1	3,870	1

Total current assets	117,066	22	101,901	20	109,817	21

NONCURRENT ASSETS
Financial assets at fair value through profit or loss	1,028	—	1,020	—	929	—
Financial assets at fair value through other comprehensive income	3,928	1	3,491	1	3,495	1
Investments accounted for using equity method	6,892	1	6,949	1	6,898	1
Contract assets	3,414	1	3,137	1	2,855	1
Property, plant and equipment	287,487	54	291,528	56	285,066	54
Right-of-use assets	11,160	2	11,103	2	11,143	2
Investment properties	10,158	2	9,804	2	9,735	2
Intangible assets	75,902	14	79,187	15	80,746	15
Deferred income tax assets	2,139	—	2,197	—	2,587	1
Incremental costs of obtaining contracts	950	—	980	—	951	—
Net defined benefit assets	5,579	1	5,266	1	3,743	1
Prepayments	2,750	1	1,728	—	1,854	—
Other noncurrent assets	4,380	1	4,705	1	6,592	1

Total noncurrent assets	415,767	78	421,095	80	416,594	79

TOTAL	$532,833	100	$522,996	100	$526,411	100

	June 30, 2023 (Unaudited)		December 31, 2022 (Audited)		June 30, 2022 (Unaudited)
LIABILITIES AND EQUITY	Amount	%	Amount	%	Amount	%
CURRENT LIABILITIES
Short-term loans	$654	—	$722	—	$442	—
Financial liabilities at fair value through profit or loss	—	—	—	—	2	—
Hedging financial liabilities	—	—	—	—	7	—
Contract liabilities	12,763	2	13,390	3	12,684	2
Trade notes and accounts payable	10,519	2	16,429	3	10,997	2
Payables to related parties	266	—	539	—	187	—
Current tax liabilities	6,171	1	6,999	1	6,032	1
Lease liabilities	3,330	1	3,339	1	3,247	1
Dividends Payable	36,476	7	—	—	35,746	7
Other payables	22,349	5	25,080	5	21,880	4
Provisions	224	—	226	—	226	—
Other current liabilities	894	—	1,016	—	1,057	—

Total current liabilities	93,646	18	67,740	13	92,507	17

NONCURRENT LIABILITIES
Long-term loans	1,600	—	1,600	—	1,600	—
Bonds payable	30,480	6	30,477	6	30,475	6
Contract liabilities	7,589	2	7,674	2	7,098	2
Deferred income taxes liabilities	2,368	—	2,301	—	2,229	—
Provisions	474	—	173	—	153	—
Lease liabilities	7,327	2	7,334	2	7,215	2
Customers’ deposits	5,069	1	5,157	1	5,006	1
Net defined benefit liabilities	2,272	—	2,285	—	2,276	—
Other noncurrent liabilities	6,483	1	6,726	1	4,980	1

Total noncurrent liabilities	63,662	12	63,727	12	61,032	12

Total liabilities	157,308	30	131,467	25	153,539	29

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stocks	77,574	15	77,574	15	77,574	15

Additional paid-in capital	149,845	27	149,844	29	149,825	28

Retained earnings
Legal reserve	77,574	15	77,574	15	77,574	15
Special reserve	2,899	1	3,084	1	3,084	1
Unappropriated earnings	55,509	10	71,268	13	53,606	10

Total retained earnings	135,982	26	151,926	29	134,264	26

Others	218	—	(223)	—	(377)	—

Total equity attributable to stockholders of the parent	363,619	68	379,121	73	361,286	69
NONCONTROLLING INTERESTS	11,906	2	12,408	2	11,586	2

Total equity	375,525	70	391,529	75	372,872	71

TOTAL	$532,833	100	$522,996	100	$526,411	100

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended June 30				Six Months Ended June 30
	2023		2022		2023		2022
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES	$53,463	100	$52,435	100	$107,674	100	$103,730	100
OPERATING COSTS	33,076	62	32,346	62	66,706	62	64,037	62

GROSS PROFIT	20,387	38	20,089	38	40,968	38	39,693	38

OPERATING EXPENSES
Marketing	5,604	10	5,592	11	11,276	10	11,037	11
General and administrative	1,631	3	1,542	2	3,288	3	3,090	2
Research and development	923	2	953	2	1,901	2	1,802	2
Expected credit loss (reversal of credit loss)	(29)	—	(27)	—	71	—	74	—

Total operating expenses	8,129	15	8,060	15	16,536	15	16,003	15

OTHER INCOME AND EXPENSES	2	—	(3)	—	2	—	(4)	—

INCOME FROM OPERATIONS	12,260	23	12,026	23	24,434	23	23,686	23

NON-OPERATING INCOME AND EXPENSES
Interest income	201	—	64	—	319	—	88	—
Other income	204	—	210	—	249	—	254	—
Other gains and losses	(49)	—	62	—	(153)	—	(47)	—
Interest expenses	(77)	—	(65)	—	(153)	—	(121)	—
Share of profits of associates and joint ventures accounted for using equity method	139	—	211	—	236	—	316	—

Total non-operating income and expenses	418	—	482	—	498	—	490	—

INCOME BEFORE INCOME TAX	12,678	23	12,508	23	24,932	23	24,176	23
INCOME TAX EXPENSE	1,008	1	1,054	1	3,840	3	3,829	3

NET INCOME	11,670	22	11,454	22	21,092	20	20,347	20

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income	(112)	—	(79)	—	437	—	(124)	—
Gain or loss on hedging instruments subject to basis adjustment	9	—	(15)	—	(3)	—	1	—
Share of other comprehensive income (loss) of associates and joint ventures	(2)	—	—	—	8	—	2	—

	(105)	—	(94)	—	442	—	(121)	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended June 30				Six Months Ended June 30
	2023		2022		2023		2022
	Amount	%	Amount	%	Amount	%	Amount	%
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	$54	—	$75	—	$7	—	$152	—
Share of other comprehensive income of associates and joint ventures	3	—	1	—	2	—	1	—

	57	—	76	—	9	—	153	—

Total other comprehensive income (loss), net of income tax	(48)	—	(18)	—	451	—	32	—

TOTAL COMPREHENSIVE INCOME	$11,622	22	$11,436	22	$21,543	20	$20,379	20

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$11,352	21	$11,021	21	$20,522	19	$19,601	19
Noncontrolling interests	318	1	433	1	570	1	746	1

	$11,670	22	$11,454	22	$21,092	20	$20,347	20

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$11,303	21	$11,007	21	$20,973	19	$19,634	19
Noncontrolling interests	319	1	429	1	570	1	745	1

	$11,622	22	$11,436	22	$21,543	20	$20,379	20

EARNINGS PER SHARE
Basic	$1.46		$1.42		$2.64		$2.53

Diluted	$1.46		$1.42		$2.64		$2.52

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars)

(Unaudited)

	Equity Attributable to Stockholders of the Parent
							Others
							Exchange
							Differences
							Arising	Unrealized
							from the	Gain or Loss			Total Equity
			Retained Earnings				Translation of	on Financial	Gain or Loss		Attributable to
		Additional		Special	Unappropriated	Total Retained	the Foreign	Assets at	on Hedging		Stockholders	Noncontrolling
	Common Stocks	Paid-in Capital	Legal Reserve	Reserve	Earnings	Earnings	Operations	FVOCI	Instruments	Total Others	of the Parent	Interests	Total Equity
BALANCE, JANUARY 1, 2022	$77,574	$149,810	$77,574	$2,676	$70,157	$150,407	$(392)	$(8)	$(8)	$(408)	$377,383	$11,747	$389,130
Appropriation of 2021 earnings
Special reserve	—	—	—	408	(408)	—	—	—	—	—	—	—	—
Cash dividends recognized by Chunghwa	—	—	—	—	(35,746)	(35,746)	—	—	—	—	(35,746)	—	(35,746)
Cash dividends recognized by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(1,053)	(1,053)
Reversal of unclaimed dividend	—	—	—	—	—	—	—	—	—	—	—	—	—
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income for the six months ended June 30, 2022	—	—	—	—	19,601	19,601	—	—	—	—	19,601	746	20,347
Other comprehensive income (loss) for the six months ended June 30, 2022	—	—	—	—	2	2	139	(109)	1	31	33	(1)	32

Total comprehensive income (loss) for the six months ended June 30, 2022	—	—	—	—	19,603	19,603	139	(109)	1	31	19,634	745	20,379

Share-based payment transactions of subsidiaries	—	15	—	—	—	—	—	—	—	—	15	55	70
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	92	92

BALANCE, JUNE 30, 2022	$77,574	$149,825	$77,574	$3,084	$53,606	$134,264	$(253)	$(117)	$(7)	$(377)	$361,286	$11,586	$372,872

BALANCE, JANUARY 1, 2023	$77,574	$149,844	$77,574	$3,084	$71,268	$151,926	$(111)	$(125)	$13	$(223)	$379,121	$12,408	$391,529
Appropriation of 2022 earnings
Special reserve	—	—	—	(185)	185	—	—	—	—	—	—	—	—
Cash dividends recognized by Chunghwa	—	—	—	—	(36,476)	(36,476)	—	—	—	—	(36,476)	—	(36,476)
Cash dividends recognized by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(1,092)	(1,092)
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income for the six months ended June 30, 2023	—	—	—	—	20,522	20,522	—	—	—	—	20,522	570	21,092
Other comprehensive income (loss) for the six months ended June 30, 2023	—	—	—	—	10	10	8	436	(3)	441	451	—	451

Total comprehensive income (loss) for the six months ended June 30, 2023	—	—	—	—	20,532	20,532	8	436	(3)	441	20,973	570	21,543

Share-based payment transactions of subsidiaries	—	1	—	—	—	—	—	—	—	—	1	20	21

BALANCE, JUNE 30, 2023	$77,574	$149,845	$77,574	$2,899	$55,509	$135,982	$(103)	$311	$10	$218	$363,619	$11,906	$375,525

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Six Months Ended June 30
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$24,932	$24,176
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	16,456	16,354
Amortization	3,354	3,275
Amortization of incremental costs of obtaining contracts	428	418
Expected credit loss	71	74
Interest expense	153	121
Interest income	(319)	(88)
Dividend income	(162)	(153)
Compensation cost of share-based payment transactions	5	8
Share of profits of associates and joint ventures accounted for using equity method	(236)	(316)
Loss (gain) on disposal of property, plant and equipment	(2)	4
Gain on disposal of financial instruments	—	(1)
Loss on disposal of investments accounted for using equity method	—	1
Provision for impairment loss and obsolescence of inventory (reversal of impairment loss)	(9)	63
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	88	63
Others	15	104
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	(932)	(455)
Trade notes and accounts receivable	2,595	1,567
Receivables from related parties	(26)	(33)
Inventories	552	190
Prepayments	(3,009)	(3,000)
Other current monetary assets	(476)	(387)
Other current assets	(127)	(891)
Incremental cost of obtaining contracts	(398)	(381)
Increase (decrease) in:
Contract liabilities	(712)	708
Trade notes and accounts payable	(5,910)	(7,062)
Payables to related parties	(273)	(205)
Other payables	(2,794)	(2,245)
Provisions	299	(48)
Other current liabilities	(104)	73
Net defined benefit plans	(326)	(363)

Cash generated from operations	33,133	31,571

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Six Months Ended June 30
	2023	2022
Interests paid	$(125)	$(75)
Income taxes paid	(4,543)	(4,090)

Net cash provided by operating activities	28,465	27,406

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	—	(3)
Acquisition of financial assets at fair value through profit or loss	(115)	(116)
Proceeds from disposal of financial assets at fair value through profit or loss	—	9
Proceeds from capital reduction and profit distribution of financial assets at fair value through profit or loss	19	66
Acquisition of time deposits and negotiable certificates of deposit with maturities of more than three months	(28,442)	(4,938)
Proceeds from disposal of time deposits and negotiable certificates of deposit with maturities of more than three months	14,406	3,599
Acquisition of investments accounted for using equity method	—	(20)
Proceeds from capital reduction of investments accounted for using equity method	—	340
Acquisition of property, plant and equipment	(11,774)	(11,784)
Proceeds from disposal of property, plant and equipment	13	4
Acquisition of intangible assets	(68)	(75)
Acquisition of investment properties	(48)	(18)
Decrease (increase) in other noncurrent assets	331	(1,743)
Increase in prepayments for leases	(1,017)	—
Interests received	282	78
Dividends received	9	5

Net cash used in investing activities	(26,404)	(14,596)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	1,975	420
Repayments of short-term loans	(2,043)	(43)
Proceeds from issuance of bonds	—	3,500
Payments for transaction costs attributable to the issuance of bonds	—	(4)
Decrease in customers’ deposits	(104)	(344)
Payments for the principal of lease liabilities	(2,084)	(1,932)
Decrease in other noncurrent liabilities	(243)	(102)
Cash dividends distributed to noncontrolling interests	(6)	—
Change in other noncontrolling interests	16	154
Payment of claimed dividend	—	—

Net cash provided by (used in) financing activities	(2,489)	1,649

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Six Months Ended June 30
	2023	2022
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$(11)	$24
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(439)	14,483
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	50,193	39,779

CASH AND CASH EQUIVALENTS, END OF PERIOD	$49,754	$54,262

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2023 and 2022

(Unaudited)

STATEMENT OF COMPLIANCE

The Company has prepared its consolidated balance sheets as of June 30, 2023 and 2022, the related consolidated statements of comprehensive income for the three months ended June 30, 2023 and 2022, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the six months ended June 30, 2023 and 2022 in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standard Board (IASB). The consolidated financial statements are incomplete as they omit the related footnote disclosures as required under International Financial Reporting Standards as issued by IASB.